

07007720

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-25570

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baytide Securities, Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 South Boston, Suite 500
(No. and Street)

Tulsa (City) OK (State) 74103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cross & Robinson
(Name – *if individual, state last, first, middle name*)

Richmond Plaza, 4200 Skelly Drive, Suite 560, Tulsa, OK 74135
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 07 2007
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
JUN 0 6 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aron Spears, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baytide Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



HOLLY F DAVIS
NOTARY PUBLIC - STATE OF OKLAHOMA
MY COMMISSION EXPIRES: MARCH 02, 2011
MY COMMISSION # 07002175

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Baytide Securities Corporation

Financial Statements
For the Years Ended
December 31, 2006 and 2005

and

Independent Auditor's Report

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum, Inc.)

Table of Contents

Russell D. Robinson, CPA
Charles L. Tefertiller, CPA
Norman C. Cross, Jr., CPA 1926-1985



Cross & Robinson

ACCOUNTANTS AND AUDITORS

Richmond Plaza
4200 East Skelly Drive, Suite 560
Tulsa, Oklahoma 74135
Phone: 918 492-8800
Fax: 918 492-8808
www.crossandrobinson.com

Independent Auditor's Report

To the Directors and Stockholder of
Baytide Securities Corporation
Tulsa, Oklahoma

We have audited the balance sheet of Baytide Securities Corporation (an Oklahoma corporation and wholly-owned subsidiary of Baytide Petroleum, Inc.) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baytide Securities Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with those accounting principles generally accepted in the United States of America.

As required by Rule 17a-5 of the Securities Exchange Act of 1934, we have also issued our report dated February 26, 2007 on our consideration of the Company's internal accounting controls. That report should be read in conjunction with this report in considering the results of the audit.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CROSS AND ROBINSON



Certified Public Accountants

Tulsa, Oklahoma
February 26, 2007

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum, Inc.)

Balance Sheets
December 31, 2006 and 2005

ASSETS

	2006	2005
Current Assets		
Cash and cash equivalents	$ 20,541	$ 11,607
Marketable securities, at fair value - Note 3	44,237	43,041
Other receivables	369	-
Total Assets	$ 65,147	$ 54,648

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Current Liabilities		
Accounts payable	$ -	$ -
Stockholder's Equity		
Common stock, $1 par value, 21,000 shares authorized, 11,000 shares issued and outstanding	11,000	11,000
Paid-in capital	124,160	103,160
Accumulated other comprehensive income	2,890	26,616
Retained earnings	(72,903)	(86,128)
Total Stockholder's Equity	65,147	54,648
Total Liabilities and Stockholder's Equity	$ 65,147	$ 54,648

Accompanying notes are an integral part of the financial statements.

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum, Inc.)

Statements of Operations
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues	$ -	$ -
General and Administrative Expenses	1,711	736
Filing and Other Fees	2,150	3,606
Professional Services	13,720	2,308
Operating Loss	(17,581)	(6,650)
Other Income (Expenses)		
Interest income	1,320	164
Realized gain (loss) on securities	28,764	(2,475)
Income (Loss) Before Taxes	12,503	(8,961)
Income Tax Benefit (Expense)	722	-
Net Income (Loss)	13,225	(8,961)
Other Comprehensive Income		
Change in unrealized gain on on available-for-sale securities	(23,004)	30,108
Deferred income tax effect	(722)	-
	(23,726)	30,108
Total Comprehensive Income (Loss)	$ (10,501)	$ 21,147

Accompanying notes are an integral part of the financial statements.

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum, Inc.)

Statement of Stockholder's Equity
For the Years Ended December 31, 2006 and 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balance, December 31, 2004	11,000	$ 11,000	$ 101,160	$ (77,167)	$ (3,492)	$ 31,501
Net income (loss)	-	-	-	(8,961)	-	(8,961)
Change in unrealized gain on available-for-sale securities	-	-	-	-	30,108	30,108
Capital contributions from parent	-	-	2,000	-	-	2,000
Balance, December 31, 2005	11,000	11,000	103,160	(86,128)	26,616	54,648
Net income (loss)	-	-	-	13,225	-	13,225
Change in unrealized gain on available-for-sale securities					(23,726)	(23,726)
Capital contributions from parent	-	-	21,000	-	-	21,000
Balance, December 31, 2006	11,000	$ 11,000	$ 124,160	$ (72,903)	$ 2,890	$ 65,147

Accompanying notes are an integral part of the financial statements.

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum, Inc.)

Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows From Operating Activities:		
Interest received	$ 1,319	$ 164
Cash paid to suppliers and employees	(17,949)	(6,651)
Net Cash Used by Operating Activities	(16,630)	(6,486)
Cash Flows From Investing Activities:		
Purchase of securities	(39,800)	-
Proceeds from disposal of securities	44,364	-
Net Cash Provided by Investing Activities	4,564	-
Net Cash Provided by Financing Activities:		
Capital contributions from parent company	21,000	2,000
Net Cash Provided (Used)	8,934	(4,486)
Cash at Beginning of Year	11,607	16,093
Cash at End of Year	$ 20,541	$ 11,607
Reconciliation of Net Loss to Net Cash Used by Operating Activities:		
Net income	$ 13,225	$ (8,961)
Adjustments to reconcile net income to net cash used by operating activities:		
Realized (gain) loss on securities	(28,764)	2,475
Deferred income taxes	(722)	-
(Increase) decrease in other receivables	(369)	-
Total adjustments	(29,855)	2,475
Net Cash Used by Operating Activities	$ (16,630)	$ (6,486)
Supplemental Schedule of Non-Cash Transactions:		
Increase (decrease) in value of available-for-sale securities, net of tax	$ 4,437	$ 30,108

Accompanying notes are an integral part of the financial statements.

Baytide Securities Corporation

Notes to Financial Statements
December 31, 2006 and 2005

Note 1 - Summary of Significant Accounting Policies

Organization and Description of Business

Baytide Securities Corporation (referred to herein as the "Company") was organized January 7, 1980 under the laws of the State of Oklahoma and began operations in 1981. The Company is engaged in the sale of limited partnership interest, principally in partnerships in which Baytide Petroleum, Inc. (the Parent) acts as general partner. The limited partnerships are generally engaged in the exploration and development of oil and gas properties. The Company has not had any significant operating activity since 1987.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commissions

The Company receives sales commissions, which are based upon a percentage of the total unit value of partnership interests it has sold. Commissions earned are recognized as revenue as limited partner capital contributions are received by the program sponsor, generally upon the closing of the program. The Company did not recognize any commission revenues in 2006 or 2005.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Temporary differences are attributable to unrealized gains and losses on marketable securities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

Baytide Securities Corporation

Notes to Financial Statements
December 31, 2006 and 2005

Note 1 - Summary of Significant Accounting Policies (Continued)

Marketable Securities

In accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Debt and Equity Securities," securities are classified into three categories: held-to-maturity, available-for-sale, and trading.

- Debt securities classified as **held-to-maturity**, which are those the company has the positive intent and ability to hold to maturity, are reported at amortized cost.

- Securities classified as **available-for-sale** may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Available-for-sale securities are reported at fair value and include securities not classified as held-to-maturity or trading.

- **Trading securities** are those held principally for the purpose of selling in the near future and are carried at fair value.

The company's portfolio currently consists solely of available-for-sale securities, which are carried at fair value, based on the quoted market prices at December 31, 2006 and 2005.

Unrealized holding gains and losses for available-for-sale securities are reported, net of any income tax effect, as other comprehensive income. Realized gains and losses are reported in earnings based on the adjusted cost of the specific security sold.

Comprehensive Income

The Company follows the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." SFAS 130 governs the financial statement presentation of changes in shareholder's equity resulting from non-owner sources. Accumulated other comprehensive income, as reported in the accompanying balance sheet represents unrealized gains or losses on available-for-sale securities.

Statements of Cash Flows

The Statements of Cash Flows for the years ended December 31, 2006 and 2005, are presented based on the provisions of Statement of Accounting Standards No. 95, "Statement of Cash Flows." For purposes of reporting cash flows, cash and cash equivalents include cash in banks and certificates of deposits.

Baytide Securities Corporation

Notes to Financial Statements
December 31, 2006 and 2005

Note 2 - Marketable Securities—Available-for-Sale

The cost and estimated fair value of the Company's investments as of December 31, 2006 and 2005 are reflected below. Unrealized gains are reflected as a component of stockholder's equity.

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
December 31, 2006:				
Equity securities	$ 5,625	$ 3,612	$ -	$ 9,237
Municipal bonds	35,000	-	-	35,000
	$ 40,625	$ 3,612	$ -	$ 44,237
December 31, 2005:				
Equity securities	$ 16,425	$ 26,616	$ -	$ 43,041

Unrealized gains on marketable securities for the years ended December 31, 2006 and 2005 amounted to $3,612 and $30,108, respectively.

In May 2006, the Company sold available-for-sale securities and realized a gain of $28,764 on the transaction. Proceeds from the sale amounted to $44,364.

Included in marketable securities at December 31, 2005 are common stock warrants with an estimated fair value of $825. These warrants were exercised during 2006. Realized losses in 2005 of $2,475 represent the expiration of unexercised warrant certificates.

Note 3 - Related Party Transactions

The Company shares office facilities and personnel with its Parent. No allocation of expenses for shared office facilities, personnel and general office administration was made in 2006 and 2005, as any such allocation is considered immaterial to the financial statements.

Note 4 - Minimum Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined. At December 31, 2006 and 2005, the Company had sufficient net capital to meet the requirements of the Rule.

Baytide Securities Corporation

Notes to Financial Statements
December 31, 2006 and 2005

Note 5 - Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax asset:		
Net operating loss carryforward	$ 9,114	$ 12,113
Valuation allowance	(8,392)	(6,790)
	722	5,323
Deferred tax liabilities:		
Unrealized gain on securities:	722	5,323
Net deferred tax asset / (liability)	$ -	$ -
Net increase (decrease) in valuation allowance	$ 1,107	$ (5,144)

Deferred taxes reflect a combined federal and state tax rate of approximately 20%. A reconciliation between the amount of federal and state income taxes, based on these tax rates, and the effective amount of income taxes charged to operations is as follows:

	2006	2005
Statutory federal income taxes (refund)	$ -	$ (1,793)
Net operating loss carryforwards utilized	2,501	-
Book-to-tax differences:		
Change in unrealized gain on securities	(5,323)	6,022
Loss carryforwards expired	993	915
Change in valuation allowance	1,107	(5,144)
Effective income taxes (benefit)	$ (722)	$ -

The Company has net operating losses carryforwards of approximately $45,000 at December 31, 2006, which may be used to offset future taxable income. These loss carryforwards will begin expiring in 2007.

As of December 31, 2006, the Company had a net deferred tax asset of $9,114. A valuation allowance has been recognized to fully offset this asset due to the uncertainty of realizing the future benefit. The Company continually reviews the adequacy of the allowance and will recognize the tax benefits of these assets only as assessment indicates that it is more likely than not that the benefits will be realized.

Russell D. Robinson, CPA
Charles L. Tefertiller, CPA
Norman C. Cross, Jr., CPA 1926-1985



Cross & Robinson

ACCOUNTANTS AND AUDITORS

Richmond Plaza
4200 East Skelly Drive, Suite 560
Tulsa, Oklahoma 74135
Phone: 918 492-8800
Fax: 918 492-8808
www.crossandrobinson.com

Independent Auditor's Report on Supplementary Information

To the Directors and Stockholder of
Baytide Securities Corporation
Tulsa, Oklahoma

Our report on our audit of the basic financial statements of Baytide Securities Corporation (a wholly-owned subsidiary of Baytide Petroleum, Inc.) for 2006 appears on pages 1 and 2. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CROSS AND ROBINSON
Cross and Robinson
Certified Public Accountants

Tulsa, Oklahoma
February 26, 2007

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum, Inc.)

Statements of Changes in Liabilities
Subordinated to the Claims of General Creditors
For the Years Ended December 31, 2006 and 2005

	2006	2005
Subordinated Liabilities	$ -	$ -

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum)

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

For the Years Ended December 31, 2006 and 2005

	2006	2005
Net Capital		
Total stockholders' equity qualified for net capital	$ 65,147	$ 54,648
Add: Allowable subordinated liabilities	-	-
Less: Securities Haircuts:		
Money market funds at 2%	(97)	-
Equity securities at 15%	(1,386)	(6,456)
Municipal securities at 6.5%	(2,275)	-
Less: Nonallowable assets	(366)	(3,300)
Net Capital	61,023	44,892
Net Capital Requirement - Note B	5,000	5,000
Net Capital in Excess of Requirement	$ 56,023	$ 39,892
Computation of Basic Net Capital Requirement		
Minimum net capital requirement, based on:		
6-2/3% of aggregate indebtedness	$ -	$ -
Minimum net capital requirement, per Rule 15c3-1(a)(2)	$ 5,000	$ 5,000
Net capital requirement = the greater of 6-2/3% of aggregate indebtedness or $5,000	$ 5,000	$ 5,000
Aggregate Indebtedness		
Total aggregate indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	N/A	N/A
Percentage of debt to debt-equity	N/A	N/A

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum)

Schedule II
Reconciliation of Net Capital with the Company's Computation
(Included in Part IIA of Form X-17A-5)

For the Years Ended December 31, 2006 and 2005

	2006	2005
Net excess capital as reported in Company's Part II A (unaudited) FOCUS report	$ 51,686	$ 51,348
Reduction in payable to non-customers	12,000	-
Adjustment to valuation of equity securities held	(3,539)	-
Adjusted Net Capital	60,147	51,348
Less: Securities Haircuts:		
Money market funds at 2%	(97)	-
Equity securities at 15%	(1,386)	(6,456)
Municipal securities at 6.5%	(2,275)	-
Less: Nonallowable assets	(366)	(3,300)
Net Capital in Excess of Requirement	$ 56,023	$ 41,592

Baytide Securities Corporation

Notes to Supplemental Information
For the Years Ended December 31, 2006 and 2005

Note A - Exemption from Rule 15c3-3

Baytide Securities Corporation is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, based on Section (k)(2)(i) of the rule whereas the Company carries no margin accounts; the Company promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker or dealer; the Company does not otherwise hold funds or securities for or owe money or securities to, customers and effectuates all financial transactions between the broker their customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of the Customer.

Note B - Minimum Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined. At December 31, 2006 and 2005, the Company had sufficient net capital to meet the requirements of the Rule.

Russell D. Robinson, CPA
Charles L. Tefertiller, CPA
Norman C. Cross, Jr., CPA 1926-1985



Gross & Robinson

ACCOUNTANTS AND AUDITORS

Richmond Plaza
4200 East Skelly Drive, Suite 560
Tulsa, Oklahoma 74135
Phone: 918 492-8800
Fax: 918 492-8808
www.crossandrobinson.com

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Directors and Stockholder of
Baytide Securities Corporation
Tulsa, Oklahoma

We have examined the adequacy of Baytide Securities Corporation's internal control over financial reporting as of December 31, 2006 based on the criteria set forth in Rule 17a-5(g)(1) of the Securities Exchange Act of 1934. Baytide Securities Corporation's management is responsible for maintaining adequate internal control over financial reporting. Our responsibility is to express an opinion on whether the internal control is adequate to meet such criteria based on our examination.

As required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by Baytide Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11), and (ii) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over financial reporting, testing and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We understand that the Securities and Exchange Commission considers the controls over financial reporting that meet the criteria referred to in the first paragraph of this report adequate for its purpose. In our opinion, based on this understanding and on our examination, Baytide Securities Corporation's internal control over financial reporting as of December 31, 2006 is adequate, in all material respects, based on the criteria established by the Securities and Exchange Commission.

This report is intended solely for the use of the board of directors and management of Baytide Securities Corporation, the Securities and Exchange Commission and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

CROSS AND ROBINSON



Certified Public Accountants

Tulsa, Oklahoma
February 26, 2007

Client: *02049 - Baytide Securities Corporation*
Engagement: *Baytide 12/31/06 Audit*
Period Ending: *12/31/2006*
Trial Balance: *2505 - Trial Balance*
Workpaper: *Trial Balance Combined Detail LS*

Account	Description	PP-FINAL 12/31/2006	UNADJ 12/31/2006	JE Ref #	AJE	JE Ref #	RJE	FINAL 12/31/2006
Group : [4110]	**Cash & Equivalents**							
Subgroup : [4111]	**Cash**							
1030	Bankone	1,606.72	5,693.30		0.00		0.00	5,693.30
1050	Certificate of Deposit	10,000.00	10,000.00		0.00		0.00	10,000.00
1099	Reclass from Investments	0.00	0.00		0.00		4,847.37	4,847.37
					-	RJE - 7	4,847.37	
Subtotal [4111] Cash		11,606.72	15,693.30		0.00		4,847.37	20,540.67
Total [4110] Cash & Equivalents		11,606.72	15,693.30		0.00		4,847.37	20,540.67
Group : [4150]	**Investments**							
Subgroup : [4151]	**Marketable Securities**							
1250	Investment Account - AG Edwards	0.00	49,084.37		0.00		0.00	49,084.37
1511	Marketable Securities:1511 · Nasd - Stock	42,216.00	9,237.00		(9,237.00)		0.00	0.00
				AJE - 3	(9,237.00)			
1515	Marketable Securities:1515 · Nasd - Warrants	825.00	0.00		0.00		0.00	0.00
1599	Reclass to cash equivalents	0.00	0.00		0.00		(4,847.37)	(4,847.37)
						RJE - 7	(4,847.37)	
Subtotal [4151] Marketable Securities		43,041.00	58,321.37		(9,237.00)		(4,847.37)	44,237.00
Total [4150] Investments		43,041.00	58,321.37		(9,237.00)		(4,847.37)	44,237.00
Group : [4210]	**Receivables**							
Subgroup : [4211]	**Trade Notes & A/R**							
1200	Accounts Receivable	0.00	340.00		0.00		28.68	368.68
						RJE - 6	28.68	
Subtotal [4211] Trade Notes & A/R		0.00	340.00		0.00		28.68	368.68
Total [4210] Receivables		0.00	340.00		0.00		28.68	368.68
Group : [5210]	**Accrued Expenses**							
Subgroup : [5211]	**Accrued Expenses**							
2200	Accrued Liabilities	0.00	(11,971.32)		12,000.00		(28.68)	0.00
				AJE - 5	12,000.00	RJE - 6	(28.68)	
Subtotal [5211] Accrued Expenses		0.00	(11,971.32)		12,000.00		(28.68)	0.00
Total [5210] Accrued Expenses		0.00	(11,971.32)		12,000.00		(28.68)	0.00
Group : [8110]	**Equity**							
Subgroup : [8111]	**Common Stock**							
4010	Common Stock	(11,000.00)	(11,000.00)		0.00		0.00	(11,000.00)
Subtotal [8111] Common Stock		(11,000.00)	(11,000.00)		0.00		0.00	(11,000.00)
Subgroup : [8112]	**Additional Paid in Capital**							
4020	Paid in Capital	(103,159.95)	(129,159.95)		5,000.00		0.00	(124,159.95)
				AJE - 3	5,000.00			
Subtotal [8112] Additional Paid in Capital		(103,159.95)	(129,159.95)		5,000.00		0.00	(124,159.95)
Subgroup : [8113]	**Retained Earnings**							
4050	Retained Earnings	80,658.83	59,512.23		0.00		3,612.00	63,124.23
						RJE - 4	3,612.00	
4060	Accumulated Other Comprehensive Income	0.00	0.00		0.00		(3,612.00)	(3,612.00)
						RJE - 4	(3,612.00)	
Subtotal [8113] Retained Earnings		80,658.83	59,512.23		0.00		0.00	59,512.23
Total [8110] Equity		(33,501.12)	(80,647.72)		5,000.00		0.00	(75,647.72)
Group : [7310]	**Operating Expenses**							
Subgroup : [7330]	**General & Administrative Expenses**							
6120	Bank Service Charges	0.00	7.00		486.48		0.00	493.48
				AJE - 2	472.07			
				AJE - 3	14.41			
6160	Dues and Subscriptions	304.00	2,125.00		0.00		0.00	2,125.00
6180	Insurance	0.00	514.00		0.00		0.00	514.00
6230	Licenses and Permits	1,375.00	564.85		0.00		0.00	564.85
6240	Miscellaneous	1,500.00	25.00		0.00		0.00	25.00
6250	Postage and Delivery	0.00	72.19		0.00		0.00	72.19
6300	Internet Provider	15.00	0.00		0.00		0.00	0.00
6340	Telephone	0.00	297.00		0.00		0.00	297.00
6550	Office Supplies	38.28	0.00		0.00		0.00	0.00
6630	Professional Development	0.00	40.00		0.00		0.00	40.00
6650	Accounting	1,437.50	25,720.40		(12,000.00)		0.00	13,720.40
				AJE - 5	(12,000.00)			
6819	Bonds	380.00	0.00		0.00		0.00	0.00
6821	Franchise Taxes	0.00	68.75		0.00		0.00	68.75
7030	Other Income	(357.00)	(340.00)		0.00		0.00	(340.00)
Subtotal [7330] General & Administrative Expenses		4,692.78	29,094.19		(11,513.62)		0.00	17,580.67
Subgroup : [7340]	**Professional Services**							
6270	Professional Fees	1,957.73	0.00		0.00		0.00	0.00
Subtotal [7340] Professional Services		1,957.73	0.00		0.00		0.00	0.00
Total [7310] Operating Expenses		6,650.51	29,094.19		(11,513.62)		0.00	17,580.67
Group : [7810]	**Other Income & Expense**							
Subgroup : [7811]	**Interest Income**							
5060	Interest Income	(164.11)	(349.45)		(969.85)		0.00	(1,319.30)
				AJE - 3	(969.85)			
Subtotal [7811] Interest Income		(164.11)	(349.45)		(969.85)		0.00	(1,319.30)
Subgroup : [7825]	**Unrealized gain on stock valuation**							
5070	Unrealized Gain on Stock Valuat	(30,108.00)	(10,480.37)		33,484.37		0.00	23,004.00
				AJE - 2	1,675.93			
				AJE - 2	28,616.00			

Client: 02049 - Baytide Securities Corporation
Engagement: Baytide 12/31/06 Audit
Period Ending: 12/31/2006
Trial Balance: 2506 - Trial Balance
Workpaper: Trial Balance Combined Detail LS

Account	Description	PP-FINAL 12/31/2005	UNADJ 12/31/2006	JE Ref #	AJE	JE Ref #	RJE	FINAL 12/31/2006
				AJE - 3	825.00			
				AJE - 3	4,367.44			
Subtotal [7625] Unrealized gain on stock valuation		(30,108.00)	(10,480.37)		33,484.37		0.00	23,004.00
Subgroup : [7630] Realized Gains								
5071	Realized Gains	2,475.00	0.00		(28,764.00)		0.00	(28,764.00)
				AJE - 2	(28,764.00)			
Subtotal [7530] Realized Gains		2,475.00	0.00		(28,764.00)		0.00	(28,764.00)
Total [7510] Other Income & Expense		(27,797.11)	(10,829.82)		3,750.52		0.00	(7,079.30)
	Sum of Account Groups	(11,806.72)	(15,693.30)		(0.00)		(4,947.37)	(20,640.67)
	Net (Income) Loss	(21,146.60)	18,264.37		(7,763.00)		0.00	10,501.37

Client: ***02049 - Baytide Securities Corporation***
Engagement: ***Baytide 12/31/06 Audit***
Period Ending: ***12/31/2006***
Trial Balance: ***2505 - Trial Balance***
Workpaper: ***Adjusting Journal Entries Report - 2***

Account	Description	W/P Ref	Debit	Credit
Adjusting Journal Entries JE # 2		**B-15**		
To record realized gain on sale of NASD stock.				
5070	Unrealized Gain on Stock Valuat		1,675.93	
5070	Unrealized Gain on Stock Valuat		26,616.00	
6120	Bank Service Charges		472.07	
5071	Realized Gains			28,764.00
Total			**28,764.00**	**28,764.00**
Adjusting Journal Entries JE # 3		**B-**		
To adjust for netting of the investment accounts--to record transactions lost in the nettig process.				
4020	Paid in Capital		5,000.00	
5070	Unrealized Gain on Stock Valuat		825.00	
5070	Unrealized Gain on Stock Valuat		4,367.44	
6120	Bank Service Charges		14.41	
1511	Marketable Securities:1511 · Nasd - Stocl			9,237.00
5060	Interest Income			969.85
Total			**10,206.85**	**10,206.85**
Adjusting Journal Entries JE # 5		**BB-1 / 40-1**		
To reverse accrual for the 2006 audit.				
2200	Accrued Liabilities		12,000.00	
6650	Accounting			12,000.00
Total			**12,000.00**	**12,000.00**

Client: *02049 - Baytide Securities Corporation*
Engagement: *Baytide 12/31/06 Audit*
Period Ending: *12/31/2006*
Trial Balance: *2505 - Trial Balance*
Workpaper: *Reclassifying Journal Entries Report - 2*

Account	Description	W/P Ref	Debit	Credit
Reclassifying Journal Entries JE # 4				
To breakout accum comprehensive income.				
4050	Retained Earnings		3,612.00	
4060	Accumulated Other Comprehensive Income			3,612.00
Total			3,612.00	3,612.00
Reclassifying Journal Entries JE # 6		BB-1		
To reclass interest receivable out of accrued liabilities.				
1200	Accounts Receivable		28.68	
2200	Accrued Liabilities			28.68
Total			28.68	28.68
Reclassifying Journal Entries JE # 7		B-16		
To reclass cash equivalents				
1099	Reclass from Investments		4,847.37	
1599	Reclass to cash equivalents			4,847.37
Total			4,847.37	4,847.37

END